Filed by Acadia Healthcare Company, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: PHC, Inc.
Commission File No. 001-33323
     The information below was provided in a Form 8-K filed by PHC, Inc. on May 25, 2011. The merger agreement for Acadia Healthcare Company, Inc.’s acquisition of PHC, Inc. was filed by PHC, Inc. in connection with such Form 8-K (on Exhibit 2.1 thereto) and is incorporated by reference into this filing.
     On May 23, 2011, PHC, Inc., a Massachusetts corporation (“PHC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Acadia Healthcare Company, Inc., a Delaware corporation (“Acadia”), and Acadia Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Acadia (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, PHC will merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”). Upon the completion of the Merger, Acadia stockholders will own approximately 77.5% of the combined company and PHC’s stockholders will own approximately 22.5% of the combined company. The Merger is intended to qualify for federal income tax purposes as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended.
     The corporate headquarters of the combined company will be in Franklin, Tennessee, doing business under the name Pioneer Behavioral Health. The combined company’s board of directors will consist of 12 directors, including two current directors of PHC. PHC’s directors and executive officers, who hold, in the aggregate, approximately 7.5% of PHC’s outstanding Class A Common Stock and approximately 93% of PHC’s outstanding Class B Common Stock, have entered into voting agreements with Acadia, whereby they have irrevocably agreed to vote in favor of the Merger.
     Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each share of PHC’s Class A Common Stock outstanding immediately prior to the effective time (other than any shares held by dissenting stockholders) will be converted into and become exchangeable for one-quarter (1/4) of one share of Acadia Common Stock. Each share of PHC’s Class B Common Stock issued and outstanding immediately prior to the effective time (other than any shares held by dissenting stockholders) will be converted into and become exchangeable for (x) one-quarter (1/4) of one share of Acadia Common Stock and (y) cash consideration. The aggregate cash consideration for all holders of PHC’s Class B Common Stock will be $5,000,000. All of the outstanding stock options and all of the outstanding warrants to purchase PHC’s common stock will be assumed by Acadia in connection with the Merger.
     The Merger was approved by PHC’s Board of Directors and is expected to close in the late summer of 2011, subject to the following closing conditions, among others: (i) a Form S-4 registering the shares of Acadia Common Stock to be issued in the Merger will have been declared effective by the Securities and Exchange Commission; (ii) the approval of PHC’s stockholders of the Merger; (iii) the receipt of certain regulatory approvals; (iv) Acadia having obtained debt financing in the amounts described in, and on the terms and conditions set forth in, its debt commitment letter (discussed below in Item 7.01 of this Current Report on Form 8-K); (v) the Acadia Common Stock being listed or approved for listing on a national securities exchange or eligible for trading on the OTC bulletin board; (vi) closing by PHC on its previously announced agreement to acquire MeadowWood Behavioral Health System; (vii) the absence, from the date of the Merger Agreement, of a material adverse change in PHC and its subsidiaries’ condition, assets, business, or operations; and (viii) other typical closing conditions. PHC has made customary representations and warranties in the Merger Agreement, including among others, those regarding the absence of material adverse changes related to PHC and its subsidiaries since June 30, 2010 and PHC’s net debt.

     PHC has also made customary covenants in the Merger Agreement, including, among others, that: (i) it will cease all discussions and negotiations with other parties relating to an alternative acquisition transaction; (ii) it will not solicit, initiate or facilitate proposals or engage or participate in any discussions or negotiations with, or furnish any nonpublic information to, other persons relating to alternative acquisition transactions; (iii) it will not enter into any letter of intent, agreement in principle, merger agreement or other similar agreement with any person in connection with an alternative acquisition transaction. However, if a person makes an unsolicited offer or proposal that PHC’s board of directors (after consultation with its financial advisors and outside legal counsel) believes is “superior,” PHC can provide information to and engage in discussions with such person. Subject to certain obligations to notify Acadia and to other rights granted to Acadia, including the right to require PHC to engage in good faith negotiations for an amendment to the Merger Agreement, the Board may cause PHC to terminate the Merger Agreement in response to such superior proposal. Upon termination of the Merger Agreement in such circumstances or other specified circumstances, PHC will be required to pay Acadia a termination fee of $3 million.
     The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is attached as an exhibit to this report and incorporated herein by reference.
     The Merger Agreement has been included as an exhibit to this Current Report on Form 8-K to provide investors with information regarding its terms. The Merger Agreement contains representations and warranties that the parties thereto made to the other parties thereto as of specific dates. The assertions embodied in the representations and warranties in the Merger Agreement were made solely for purposes of the contracts among the respective parties, and each may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms thereof. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for the purpose of allocating risk among the parties rather than establishing matters as facts. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of PHC, Acadia or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by PHC.
     PHC issued a press release on May 24, 2011, announcing its entry into the Merger Agreement. A copy of the press release is attached as an exhibit to this report.
     On May 23, 2011, Acadia entered into a credit facility commitment letter with Jefferies Finance LLC. Jefferies Finance LLC has agreed, subject to the terms and conditions of the commitment letter, to provide the combined company a senior revolving credit facility in an aggregate amount of up to $10 million and a senior bridge loan facility in an aggregate amount of up to $285 million for the following purposes: refinancing Acadia’s and PHC’s existing debt, the $5 million cash consideration paid to holders of PHC’s Class B Common Stock pursuant to the Merger, a dividend payment to Acadia’s existing stockholders in an amount not to exceed $90 million, to pay certain fees and expenses associated with the Merger and associated transactions and general working capital.
Additional Information
     In connection with the proposed transaction, Acadia will file with the SEC a registration statement that contains PHC’s proxy statement that also will constitute an Acadia prospectus. PHC STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. PHC’s stockholders and other investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about PHC and Acadia, without charge, at the SEC`s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to PHC, Inc., 200 Lake Street, Suite 102, Peabody, MA 01960, Attention: Investor Relations, Telephone: (978) 536-2777. WHEN IT BECOMES AVAILABLE, READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.
Participants in the Solicitation
     PHC and its directors and executive officers and Acadia and its directors and executive officers may be deemed to be participants in the solicitation of proxies from PHC’s stockholders in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of PHC and Acadia referred to above. Additional information regarding PHC’s directors and executive officers is also included in PHC’s proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on October 27, 2010. These documents are or will be available free of charge at the SEC’s web site (http://www.sec.gov) and from Investor Relations at PHC at the address described above.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.